Exhibit 21.1

MDxHealth SA Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation or Organization
MDxHealth Inc	Delaware
MDxHealth BV	The Netherlands
MDxHealth Servicelab BV	The Netherlands
MDxHealth Research BV	The Netherlands